TAG closes acquisition of Trans-Orient, gaining 100% control of world-class oil shale prospects in a major expansion of New Zealand interests

This merger represents a pooling of financial resources, production, appraisal, development and high-impact exploration.

Vancouver, British Columbia – December 16, 2009: Mr. Garth Johnson, Chief Executive Officer of TAG Oil Ltd. (TSX-V: TAO) announced today that the Company has completed its merger with Trans-Orient Petroleum Ltd., which holds exploration and production rights covering a large, highly prospective acreage position in New Zealand's East Coast Basin.

Trans-Orient Petroleum Ltd. and its subsidiaries, including Orient Petroleum (NZ) Limited and Eastern Petroleum (NZ) Limited, are now 100% controlled subsidiaries of TAG Oil Ltd. and provide TAG with the exclusive right to explore, develop and produce oil or gas within Permit 38348 (Waitangi Hill, 530,000 acres), Permit 38349 (Boar Hill, 1,633,000 acres) and Permit 50940 (Nicks Head, 112,000 acres) in the East Coast Basin of New Zealand's North Island.

“Another Exceptional Opportunity for TAG Oil”
This transaction coincides with sharply increasing interest by foreign investors in New Zealand’s petroleum sector, fueled by the country’s major discovery potential, prolific discoveries and the intense industry interest rapidly spreading into technology-driven shale plays around the world. "This merger transaction represents a dynamic phase of international growth for TAG and a pooling of high-quality assets consisting of production, development and high-impact prospects in the Taranaki discovery fairway as well as company-transforming oil shale, big-target exploration, and appraisal of the Waitangi Hill oil discovery in the East Coast Basin,” TAG Oil CEO, Garth Johnson commented.

Trans-Orient's work in the East Coast Basin has proven that the Waipawa Black Shale and Whangai fractured oil-shale formations are world-class oil-rich source rocks, which are widespread across the acreage. The Waipawa Black Shale has characteristics exceedingly similar to the Bakken Formation in the Williston Basin (North America) and the Whangai Shale has many analogies to the Barnett Shale in Texas. Not only are these formations rich in organic content and naturally fractured, but core sampling has also shown porosities of 22% to 30%, well above what is typically found in the Bakken or Barnett shale. “TAG intends to use proven North American experience in New Zealand to exploit the vast resources that have been demonstrated in the East Coast Basin, using technologies that are commonplace in North America but not yet employed in New Zealand,” said Mr. Johnson.

“Exploration has established the East Coast Basin as a prospective conventional and unconventional producer.”
“New Zealand’s vast sedimentary basins have been significantly underexplored and the East Coast, in particular, has been identified as offering highly prospective development potential,” Johnson added. Exploration to date has established that the East Coast Basin of New Zealand possesses many characteristics similar to other prolific oil and gas producing fore-arc basins worldwide.

Very few wells have been drilled in the East Coast Basin (one well per 800,000 acres), with the majority of these having significant oil and gas shows. “The primary target in the East Coast is light oil, consistent with the historical oil discoveries made by explorers around the turn of the 20th century. The Waitangi-1 discovery well drilled in 1910 still produces (50 degree) live oil from a depth of 200m (650 ft) and analysis indicates that the source of this high-quality oil is the underlying Whangai Shale source rock,” said Johnson. TAG anticipates that any potential development of the Waitangi Hill area can be carried out rapidly and economically.

To view a video clip on the Waitangi Hill oil discovery, visit: http://www.tagoil.com/tag-oil-tv.asp?vd=3

Boar Hill to Test up to 600m of Fractured Oil Shale
Waitangi Hill is one of TAG’s primary near-term interests, as is the Boar Hill-1 well in Permit 38349. The Boar Hill structure was originally defined by the New Zealand Geological Survey in 1938, and these early geological mapping expeditions also noted the existence of oil and gas seeps in the general area of these structures. In 2008, Trans-Orient acquired and re-interpreted a series of modern 2-D seismic lines over the Boar Hill structure, confirming sub-surface correlation to the earlier New Zealand Geological Survey surface mapping.

“The Boar Hill-1 well is located at the crestal peak of the defined structure and is projected to penetrate fully the underlying Waipawa Black Shale and Whangai Shale source rocks at an anticipated depth of 1600m (5,250 ft)”, Johnson explained. “Our objective with Boar Hill-1 is to intercept and collect data on up to 600m (1960 ft) of these fractured shale formations in order to further delineate and assess the major prospective resource locked in these oil-rich source rocks.”

For more information on TAG’s oil shale prospects, visit: http://www.tagoil.com/fractured-shale.asp

In addition to widespread oil shale prospects across the 2.2 million acres, high-impact conventional prospects are also prevalent, with at least 50 prospects and leads identified. “The conventional Miocene-aged turbidite sandstones with porosities up to 30% or more are equally exciting, with many high-impact prospects now drill-ready at relatively shallow depths between 250m and 2000m,” said Johnson.

Independent Assessments
Two North American-based engineering firms have independently reviewed the conventional and unconventional potential of these East Coast properties. In reviewing the properties, Sproule International Limited, in September 2007 (http://www.sproule.com) and AJM Petroleum Consultants, in September 2008 (http://www.ajmpetroleumconsultants.com) recognized the Waipawa Black Shale and Whangai formations as viable shale source rocks, rich in Total Organic Carbon, which have generated and continue generating oil and gas within these fractured shale formations. Prospective resources have been assessed at approximately 14 billion barrels of oil in place. Copies of these reports have been filed on the System for Electronic Document Analysis and Retrieval (SEDAR), and can be found on TAG Oil’s website, http://www.tagoil.com/reserves.asp

Alex Guidi Joins Board of Directors
TAG also announces that Mr. Alex Guidi has agreed to join the Company’s board of directors. Mr. Guidi is a highly experienced international oil and gas entrepreneur and a major shareholder of TAG Oil. Mr. Guidi began his journey into the oil business as a drilling roughneck in Alberta at age 18. Since then, he has founded and led a number of successful Canadian-based E&P companies. Mr. Guidi has also led companies that pioneered exploration in South America, China and Australasia from the early 1990's to the present, resulting in several frontier oil and gas discoveries in New Zealand and major gas reserves in Papua New Guinea's Foreland, of which Talisman Energy recently acquired key parts. In the 1980s, Mr. Guidi transformed a small southeast Saskatchewan-focused company into a producer with significant undeveloped land holdings that later merged with Bonavista Petroleum.

The Transaction and New Board
Pursuant to the transaction, TAG Oil issued 13,069,723 common shares to Trans-Orient shareholders on the basis of 1 common share of TAG for every 2.8 common shares held of Trans-Orient. At completion, TAG will have 29,879,445 common shares outstanding.

The TAG Oil board will include Trans-Orient nominee’s, Ronald Bertuzzi and Michael Hart as well as Garth Johnson, John Vaccaro and Alex Guidi. Mr. Dan Brown and Pino Perone have resigned as directors in accordance with the terms of the arrangement agreement.

TAG also advises that as a result of the completion of the acquisition of Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF), trading in Trans-Orient shares will be halted on December 16, 2009 and will no longer be listed on the TSX Venture Exchange (“TSX-V”) effective the close of markets on December 17, 2009. Trans-Orient will thereafter make application to cease reporting in Canada and the United States. As of the date of this release, Trans-Orient has filed a Form 15 and TAG Oil has filed a Form 15F with the U.S. Securities and Exchange Commission (the "SEC"). As a result of these filings, TAG Oil’s reporting obligations with the SEC as a successor registrant will immediately be suspended and Trans-Orient's common shares will no longer be quoted in the United States on the Over-the-Counter Bulletin Board.

Mr. Johnson said that the recent chain of acquisitions both in Taranaki and the East Coast has positioned TAG for rapid growth, and allows the Company to move forward with a significantly enhanced profile in the marketplace, as well as emerging as a more powerful and relevant enterprise with cash flow, strong working capital, an extensive prospect portfolio, no debt and 100% control of all its assets.

TAG Oil Ltd.
TAG Oil Ltd. (http://www.tagoil.com/) is a Canadian-based company with international operations in New Zealand. The Company holds an extensive prospect inventory in the Taranaki Basin, including a 100% interest in the Cheal oil discovery now under appraisal and development. TAG is positioned to build near-term production through optimization of the existing producing wells, and through further development and exploration of the Cheal Mining License and exploration acreage in close proximity to it in the Taranaki discovery fairway. In the East Coast Basin, the Company is developing widespread unconventional oil shale prospects, appraising a historical light oil discovery and testing high-impact conventional prospects across a 2.2 million-acre holding.

Investor Contact: Dan Brown +1.604.682.6496
Media Contact: Denise Marshall +1.415.526.2655 ext. 706, media@tagoil.com
Website: http://www.tagoil.com

The term “Prospective Resources” refers to those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered. If discovered there is no certainty that it will be commercially viable to produce any of the resources.

Forward-Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.